Exhibit A

Ceragon Unveils Wireless Backhaul Solutions for All-Indoor and
All-Outdoor Environments at CTIA Wireless

New Solutions Offer Best-in-Class Spectral Efficiency and Unmatched System Gain,
Saving Space and Reducing Equipment Costs

TEL AVIV, Israel, March 23, 2010 - Ceragon Networks Ltd. (NASDAQ and TASE: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, today announced that it will launch two new solutions at CTIA Wireless, March 23-25, in Las Vegas. The solutions include the multi-unit FibeAir IP-10 All-Indoor Compact for North American operators, and the FibeAir Outdoor Enclosure, a multi-unit solution for pole-mount, wall, or roof-top installation.

Both platforms allow operators to significantly increase capacity and networking performance in nodal applications, enabling operators to gain cost benefits through best-in-class spectral efficiency and unmatched system gain. This not only enables higher network availability and longer link-spans, it also allows the use of smaller antennas, further reducing equipment cost, rent and tower loads.

The new Ceragon solutions are ideal for pure-IP applications as well for migrating legacy networks to IP using a single hardware design, as the solutions support  the entire Ceragon FibeAir product line for IP/Ethernet and Native2 (native IP/native TDM) transmission.

Please visit Ceragon at CTIA Wireless, Booth #2932.

 “When deploying backhaul networks you need a complete set of tools in order to cope with a variety of installation scenarios. These include long haul and rural applications, where networking equipment is located in indoor environments, to short haul applications where there is no legacy infrastructure and the networking equipment must be installed outdoors,” said Ira Palti, President and Chief Executive Officer of Ceragon. “The two new solutions we’re announcing at CTIA Wireless will allow operators in North America and around the world to benefit from the same advanced feature-set of our trusted FibeAir platforms, while eliminating the need to deal with a host of 'real-estate' issues. But most important, operators reduce rental, maintenance and operational costs.”

Key Facts / Highlights:

Ceragon’s FibeAir IP-10 All-Indoor Compact Enclosure:

•	Combines all radio components for 1+0/1+1/2+0 configurations in a single, compact casing allowing for simple integration and maintenance.

•	Allows operators to deploy high-capacity, long-haul microwave systems in locations where rack space and shelter real-estate are limited.

•	Offers seamless migration from TDM to IP. Remotely configurable solution enables smooth transition to pure-IP networks.

•
Provides Ethernet traffic up to 370Mbps per carrier and up to 740Mbps using XPIC; TDM traffic: Up to 84xDS1, 6xDS3 or 2xOC-3. The enclosure offers the highest system gain – allowing for more robust and reliable wireless backhaul networks.

•	Fully compliant with US NEBS standards

Ceragon’s FibeAir Outdoor Enclosure:

•
Allows operators to set up complete wireless backhaul networks in all-outdoor environments using a multi-unit design that is ideal for any pole-mount, wall or roof-top installation. The new solution is best suited for base station sites in which adding indoor equipment is either impossible or prohibitively expensive.

•
Helps to minimize logistics, reduce floor space and decrease rental costs, as the fully weather proof solution allows for speedy introduction of microwave backhaul under any climate conditions. It requires zero additional footprint at the central office or in a communications room, and helps to significantly reduce power consumption, maintenance and operational expenditures.

•	The solution complies with NEBS, FCC and European electrical, environmental and safety standards as well as with IP-55 certification for water and dust proofing.

•	Offers versatile deployment scenarios including protected Ethernet and TDM rings, complex nodal configurations and radio schemes, such as 1+1, 2+2, 4+0 in an all outdoor environment.

•
The FibeAir Outdoor Enclosure provides passive heat exchange, allowing for greener deployments, and saving on power and air conditioning costs. Optional features include and a heating unit for frigid environments and cold-start capabilities.

Links / URLs:

FibeAir IP-10 All-Indoor Compact Enclosure
FibeAir Outdoor Enclosure

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) provides high capacity, LTE/4G-ready wireless backhaul networks that enable mobile and traditional telecom service providers as well private network operators to deliver voice and premium data services, including Internet browsing, music and video applications. Designed to enable risk-free migration from TDM to IP, Ceragon’s microwave solutions provide fiber-like connectivity and support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively build-out and scale their infrastructure to meet the increasing demands for premium data services. Ceragon also provides its solutions to businesses and public institutions that operate their own private communications networks. Ceragon’s solutions are deployed by more than 150 service providers of all sizes, as well as in hundreds of private networks, in nearly 100 countries. More information is available at www.ceragon.com

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. +972-3-766-6419 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications 508-475-0025 x150 kquatromoni@rainierco.com